UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
Specialized Disclosure Report

Dot Hill Systems Corp.
(Exact name of registrant as specified in its charter)

Delaware	1-13317	13-3460176
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1351 S. Sunset Street, Longmont, CO 80501
(Address of principal executive offices) (Zip Code)

Hanif Jamal (303) 845-3377
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 Dot Hill Systems Corp. ("Dot Hill") has filed this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report attached as exhibit 1.02. Both reports are posted and publicly available at the Dot Hill corporate website: http://www.dothill.com/company/environmental-compliance/.

Section 2. Exhibits

Item 2.01	Exhibits.

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOT HILL SYSTEMS CORP.

By:	/s/ Hanif I. Jamal
Hanif I. Jamal
Senior Vice President, Chief Financial Officer and Secretary
Date: May 30, 2014